UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 17, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 240-5000
(Registrant's telephone number)

One Commerce Street
Montgomery, Alabama 36104
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

Item 7.01   Regulation FD Disclosure.

Information regarding the registrant's earnings results for the quarter and year ended December 31, 2006 is furnished herein pursuant to Item 2.02 of this Current Report on Form 8-K and as Regulation FD Disclosure.

Item 9.01   Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Press Release Announcing Fourth Quarter Earnings.
99.2	Presentation materials to be used in connection with Colonial BancGroup's conference call to be held on January 17, 2007.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   SARAH H. MOORE
**Sarah H. Moore**
Senior Executive Vice President
and Chief Financial Officer

Date: January 17, 2007

4



Exhibit 99.1

Colonial BancGroup

PRESS RELEASE

For more information contact:
Lisa Free
(334) 676-5105

January 17, 2007

COLONIAL BANCGROUP ANNOUNCES
RECORD EPS OF $1.72,
A 13% INCREASE OVER 2005

2006 Highlights:

- Strong Earnings Per Share of $1.72, up 13% over 2005
- Strong Earnings Per Share of $0.43 for the fourth quarter, up 8% over 2005
- Record Net Income of $266 million for 2006, up 16% over 2005
- Excellent credit quality – net charge-offs of 0.12%; nonperforming assets ratio of 0.16%
- Net interest income increased 6% over 2005
- Strong organic average deposit growth of 13% over 2005
- Solid period end loan growth of 5% over 2005
- *Forbes* Platinum 400 List of Best Large Companies in America

MONTGOMERY, AL. - The Colonial BancGroup, Inc. Chairman, CEO and President, Robert E. Lowder, announced today that the Company had record earnings for the year ended December 31, 2006 of $1.72 per diluted share, a 13% increase over the $1.52 earned in 2005. Net income for the year was a record $266 million, a 16% increase over 2005 net income.

Diluted earnings per share were $0.43 in the fourth quarter of 2006 compared to $0.40 per share in the fourth quarter of 2005, an 8% increase. Net income for the fourth quarter of 2006 was $66 million, an 8% increase over net income for the fourth quarter of 2005.

1

"Colonial's record-breaking performance in 2006 was the result of concentrating on the basics: making loans to customers who we know without sacrificing our credit standards, increasing the number of customers served by our branch network and providing more products and services to our customers," said Mr. Lowder.

Colonial's net interest income increased 6% over 2005, driven by a strong increase in average loans, excluding mortgage warehouse, of 12%. This increase was offset partially by a $386 million, or 11%, reduction in average investment securities. The net interest margin for 2006 was 3.71% compared to 3.75% for 2005. Net interest margin compression was caused primarily by increased funding costs from a shift in deposits toward higher rate certificates of deposit from no and low cost products as well as increased deposit pricing.

Colonial's average deposits grew organically by $1.7 billion, or 13%, in 2006 compared to 2005. "Colonial's strong average deposit growth reflects the power to attract customers and geographic reach in high growth areas of our franchise. Colonial now has a top five market share among commercial banks in both Florida and Alabama which together comprise 83% of our deposit franchise," said Mr. Lowder.

Period end loans, excluding mortgage warehouse loans, grew $781 million, or 5%, from December 31, 2005 to December 31, 2006. "As I mentioned in the third quarter report, there is an evident decrease in loan demand from borrowers who meet our credit criteria. Therefore, loan growth may be slower than in the past. Colonial will not sacrifice its underwriting standards for the sake of growth. Our credit quality metrics are a testament to our commitment to this principle," said Lowder. Colonial's net charge-offs were 0.12% of average loans for 2006, an improvement from 0.14% of average loans for 2005. The nonperforming assets ratio at December 31, 2006 was 0.16% of period end loans and nonperforming assets compared to 0.21% at December 31, 2005. Nonperforming assets were $25 million at December 31, 2006, reflecting a $6.8 million, or 21%, decrease from December 31, 2005. The allowance for loan losses was $175 million, up from $171 million at December 31, 2005. The allowance represented 1.13% of total loans and 1247% of nonperforming loans at December 31, 2006.

Noninterest income for 2006 grew 8% over 2005 with strong increases in retail banking fees, up 10%, and mortgage warehouse fees, up 58%. The Company also had continued improvement in fees from financial planning services and mortgage banking which increased 6% and 11%, respectively, over 2005. Noninterest income in the fourth quarter of 2006 grew 12% over the fourth quarter of 2005 and 8% over the third quarter of 2006. The increase from the third quarter was also driven by a strong increase in retail banking fees which increased 8%, or 33% annualized, over the third quarter 2006 primarily from an increase in NSF fees.

Noninterest expenses were well controlled and increased less than 1% over 2005. Colonial's efficiency ratio improved to 55.39% in 2006 compared to 57.06% in 2005.

"Although banking in 2006 took place in a difficult operating environment, Colonial reported record earnings and maintained excellent credit quality. We expect 2007 to be another challenging year for the industry. As such, Colonial has taken steps to proactively address net interest margin compression and expenses in 2007. In February, the Company plans to redeem its 1997 trust preferred securities totaling $70 million which bear interest at 8.92%. We also are implementing several balance sheet strategies to lessen the impact of the inverted yield curve on the Company's net interest margin. Additionally, Colonial has conducted a review of staffing levels and has centralized several support functions to increase efficiency and to leverage expertise within the Company. Although we will continue to focus on expense control throughout 2007, our overall strategic plan for the franchise includes opening 30-40 new branches over the next two years. We will, as always, be alert to acquisition opportunities in our existing footprint which are accretive in a reasonable amount of time and which augment our franchise," said Mr. Lowder.

The Colonial BancGroup, Inc. recently received significant recognition when it was included on the *Forbes Magazine* Platinum 400 list of the best publicly traded companies in

3

America. "We are proud to be associated with such a fine group of companies. Forbes included only 18 banks in the United States in its selection, and I know that our shareholders and employees will be pleased at this recognition of their hard work and dedication," said Mr. Lowder.

Colonial BancGroup operates over 300 branches in Florida, Alabama, Georgia, Nevada and Texas with more than $22 billion in assets. The Company's common stock is traded on the New York Stock Exchange under the symbol CNB

Colonial management has scheduled a conference call on January 17, 2007 at 3 p.m. ET to discuss the earnings results for the fourth quarter. Individuals are encouraged to listen to the live webcast and view a slide presentation that will be available on Colonial's web site at www.colonialbank.com. The webcast will be hosted under "*Events and Presentations*" located under the "*Investor Relations*" section of the website. To participate in the Q&A session of the conference call, dial (800) 479-9001 or (719) 457-2618 Toll International, (Leader: Lisa Free). A replay of the conference call should be available beginning at 6 p.m. ET on January 17, 2007 and ending at midnight on January 24, 2007 by dialing (888) 203-1112 (Domestic Toll-Free) or (719) 457-0820 (Toll International). The passcode for both numbers is 6242384.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this release or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS (Unaudited)

Statement of Condition Summary (Dollars in millions)	Dec 31, 2006	Dec 31, 2005	% Change Dec 31, '05 to '06
Total assets	$22,784	$21,426	6%
Total loans, net:			
Mortgage warehouse loans	282	484	-42%
Loans, excluding mortgage warehouse loans	15,197	14,416	5%
Securities available for sale and investment securities	3,085	2,844	8%
Non-time deposits	9,093	9,013	1%
Total deposits	16,091	15,483	4%
Shareholders' equity	2,057	1,933	6%

Earnings Summary (In thousands, except per share amounts)	Three Months Ended			Twelve Months Ended		
	Dec 31, 2006	Dec 31, 2005	% Change Dec 31, '05 to '06	Dec 31, 2006	Dec 31, 2005	% Change Dec 31, '05 to '06
Net Income:						
Net interest income	$184,468	$186,563	-1%	$755,267	$709,222	6%
Provision for loan losses	3,400	5,892	-42%	22,142	26,838	-17%
Noninterest income excluding the following items:	49,441	43,573	13%	181,621	175,663	3%
Securities and derivatives gains(losses), net	388	(20,012)	-102%	4,772	(24,654)	-119%
Change in fair value of derivatives	—	(6,671)	NM	—	(12,053)	NM
Gain on sale of branches	—	27,412	NM	—	37,020	NM
Gain on sale of Goldleaf	—	—	NM	2,829	—	NM
Total noninterest income	49,829	44,302	12%	189,222	175,976	8%
Noninterest expense excluding the following items:	130,529	132,107	-1%	519,601	501,509	4%
Merger related expenses	—	374	NM	—	4,196	NM
Net losses related to the early extinguishment of debt	—	—	NM	—	9,550	NM
Total noninterest expense	130,529	132,481	-1%	519,601	515,255	1%
Net Income	**$ 66,243**	**$ 61,507**	**8%**	**$265,813**	**$228,502**	**16%**
EARNINGS PER SHARE:						
Net Income						
Basic	$ 0.43	$ 0.40	8%	$ 1.73	$ 1.53	13%
Diluted	$ 0.43	$ 0.40	8%	$ 1.72	$ 1.52	13%
Average shares outstanding	152,499	153,808		153,598	149,053	
Average diluted shares outstanding	153,580	155,604		154,810	150,790	
KEY RATIOS:						
Net interest margin	3.53%	3.85%	-8%	3.71%	3.75%	-1%
Book value per share	$ 13.46	$ 12.53	7%	$ 13.46	$ 12.53	7%
Dividends paid per share	$ 0.1700	$ 0.1525	11%	$ 0.6800	$ 0.6100	11%

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

Earnings Summary (Dollars in thousands, except per share amounts)	4th Qtr. 2006	3rd Qtr. 2006	2nd Qtr. 2006	1st Qtr. 2006	4th Qtr. 2005	Twelve Months Ended Dec 31, 2006	Twelve Months Ended Dec 31, 2005
Net interest income	$184,468	$190,552	$192,087	$188,160	$186,563	$755,267	$709,222
Provision for loan loss	3,400	1,450	4,950	12,342	5,892	22,142	26,838
Noninterest income:							
Service charges on deposit accounts	18,884	16,642	15,332	14,213	14,518	65,071	58,302
Electronic banking	4,356	4,470	4,279	4,107	4,008	17,212	15,324
Other retail banking fees	3,543	3,618	3,754	3,521	3,286	14,436	14,022
Retail banking fees	26,783	24,730	23,365	21,841	21,812	96,719	87,648
Financial planning services	3,316	3,944	3,665	3,129	2,590	14,054	13,211
Mortgage banking	3,706	3,154	3,783	2,897	2,811	13,540	12,228
Mortgage warehouse fees	6,935	6,105	6,021	6,262	6,830	25,323	16,055
Bank-owned life insurance	3,797	4,242	3,976	3,939	3,461	15,954	13,942
Goldleaf income	—	—	—	1,171	2,672	1,171	10,163
Net cash settlement of swap derivatives	—	—	—	—	1,486	—	10,298
Other income	4,904	3,631	4,063	2,262	1,911	14,860	12,118
Core noninterest income	49,441	45,806	44,873	41,501	43,573	181,621	175,663
Securities and derivatives gains (losses), net	388	156	—	4,228	(20,012)	4,772	(24,654)
Change in fair value of swap derivatives	—	—	—	—	(6,671)	—	(12,053)
Gain on sale of branches	—	—	—	—	27,412	—	37,020
Gain on sale of Goldleaf	—	—	—	2,829	—	2,829	—
Total noninterest income	49,829	45,962	44,873	48,558	44,302	189,222	175,976
Noninterest expense:							
Salaries and employee benefits	67,845	72,472	70,915	68,793	66,616	280,025	262,713
Occupancy expense of bank premises, net	18,210	17,188	16,406	15,534	17,380	67,338	62,666
Furniture and equipment expense	12,953	12,333	11,907	11,392	11,760	48,585	43,653
Professional services	5,398	4,340	4,917	4,435	6,915	19,090	22,091
Amortization of intangibles	3,050	3,051	3,051	3,057	3,069	12,209	11,528
Advertising	2,514	2,278	3,103	2,887	3,714	10,782	12,227
Merger related expenses	—	—	—	—	374	—	4,196
Net losses related to the early extinguishment of debt	—	—	—	—	—	—	9,550
Other expense	20,559	20,323	20,927	19,763	22,653	81,572	86,631
Total noninterest expense	130,529	131,985	131,226	125,861	132,481	519,601	515,255
Income before tax	100,368	103,079	100,784	98,515	92,492	402,746	343,105
Income tax	34,125	35,047	34,266	33,495	30,985	136,933	114,603
Net Income	**$ 66,243**	**$ 68,032**	**$ 66,518**	**$ 65,020**	**$ 61,507**	**$265,813**	**$228,502**
Earnings per share - Diluted	**$ 0.43**	**$ 0.44**	**$ 0.43**	**$ 0.42**	**$ 0.40**	**$ 1.72**	**$ 1.52**
Selected ratios							
Return on average assets*	1.16%	1.19%	1.21%	1.23%	1.16%	1.20%	1.10%
Return on average equity*	12.85%	13.51%	13.58%	13.44%	12.75%	13.34%	12.84%
Efficiency ratio(1)	55.73%	55.77%	55.31%	54.73%	57.48%	55.39%	57.06%
Noninterest income(1)/ avg assets*	0.86%	0.80%	0.82%	0.78%	0.82%	0.82%	0.85%
Noninterest expense(1)/ avg assets*	2.30%	2.33%	2.39%	2.34%	2.51%	2.34%	2.45%
Net interest margin	3.53%	3.64%	3.81%	3.86%	3.85%	3.71%	3.75%
Equity to assets	9.03%	9.03%	8.53%	8.86%	9.02%		
Tier one leverage	7.81%	7.65%	7.90%	7.88%	7.77%		
Tangible capital ratio	6.26%	6.20%	5.74%	5.94%	5.97%		

(1) Noninterest income excludes gains(losses) on securities, derivatives, branches and Goldleaf. Noninterest expense excludes net losses related to the early extinguishment of debt.

* Annualized

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CONDITION (Unaudited)

STATEMENTS OF CONDITION (Dollars in thousands)	Dec 31, 2006	Sept 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005
Assets:					
Cash and due from banks	$ 425,148	$ 371,898	$ 393,945	$ 449,556	$ 429,549
Interest bearing deposits in banks, federal funds sold	17,534	84,484	168,696	32,092	69,042
Securities purchased under agreements to resell	605,937	593,572	609,262	578,743	589,902
Securities available for sale and investment securities	3,085,488	2,960,443	2,866,380	2,869,169	2,844,354
Loans held for sale	1,474,000	1,322,318	1,873,025	1,227,520	1,097,892
Total loans, net:					
Mortgage warehouse loans	281,693	282,985	371,787	436,248	483,701
Loans, excluding mortgage warehouse loans	15,197,196	15,232,710	15,174,136	14,845,657	14,416,163
Less: Allowance for loan losses	(174,850)	(176,117)	(177,139)	(173,632)	(171,051)
Loans, net	15,304,039	15,339,578	15,368,784	15,108,273	14,728,813
Premises and equipment, net	407,696	372,980	356,619	348,023	340,201
Intangible assets, net	674,333	677,383	680,477	683,234	695,012
Bank-owned life insurance	457,812	354,004	350,998	348,325	345,842
Accrued interest and other assets	332,262	335,903	342,647	323,603	285,590
Total Assets	$ 22,784,249	$ 22,412,563	$ 23,010,833	$ 21,968,538	$ 21,426,197
Liabilities and Shareholders' Equity:					
Noninterest bearing transaction accounts	$ 2,869,845	$ 2,849,718	$ 3,639,310	$ 3,107,338	$ 3,167,875
Interest bearing transaction accounts	6,222,818	6,188,859	6,137,708	6,187,503	5,845,068
Total non-time deposits	9,092,663	9,038,577	9,777,018	9,294,841	9,012,943
Time deposits	6,596,827	6,473,436	6,263,428	5,871,746	5,661,715
Brokered time deposits	401,564	283,199	488,713	688,741	808,791
Total deposits	16,091,054	15,795,212	16,529,159	15,855,328	15,483,449
Repurchase agreements	832,672	882,561	948,327	938,170	868,871
Federal funds purchased and other short-term borrowings	1,133,000	1,285,000	1,136,893	956,725	673,925
Long-term debt	2,522,273	2,278,391	2,296,326	2,106,998	2,338,831
Other liabilities	147,915	147,298	138,113	164,381	128,430
Total liabilities	20,726,914	20,388,462	21,048,818	20,021,602	19,493,506
Total shareholders' equity	2,057,335	2,024,101	1,962,015	1,946,936	1,932,691
Total Liabilities and Shareholders' Equity	$ 22,784,249	$ 22,412,563	$ 23,010,833	$ 21,968,538	$ 21,426,197
Common Shares Issued	156,258,708	156,196,005	156,013,266	155,788,685	155,602,747
Common Shares Outstanding	152,852,381	153,265,378	154,653,339	154,428,758	154,242,820

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

AVERAGE VOLUME AND RATES (unaudited) (Dollars in thousands)	Three Months Ended								
	December 31, 2006			September 30, 2006			December 31, 2005		
	Average Volume	Interest	Rate	Average Volume	Interest	Rate	Average Volume	Interest	Rate
Assets:									
Loans, excluding mortgage warehouse loans, net of unearned income (2)	$15,210,508	$296,732	7.75%	$15,166,655	$296,335	7.76%	$14,211,949	$255,330	7.14%
Mortgage warehouse loans	252,583	5,069	7.96%	338,819	6,105	7.15%	496,270	7,476	5.98%
Loans held for sale (2)	1,460,508	25,390	6.90%	1,679,498	28,847	6.81%	928,366	14,233	6.08%
Investment securities and securities available for sale (2)	3,169,289	41,103	5.19%	3,034,885	38,928	5.13%	2,964,575	34,262	4.62%
Securities purchased under agreements to resell	593,989	10,488	7.01%	584,823	10,346	7.02%	620,298	9,132	5.84%
Other interest earning assets	125,954	1,695	5.34%	80,852	1,041	5.11%	76,831	834	4.31%
Total interest earning assets (1)	20,812,831	$380,477	7.27%	20,885,532	$381,602	7.26%	19,298,289	$321,267	6.62%
Nonearning assets (2)	1,920,659			1,805,836			1,821,982		
Total assets	$22,733,490			$22,691,368			$21,120,271		
Liabilities and Shareholders' Equity:									
Interest bearing non-time deposits	$ 6,163,786	$ 49,059	3.16%	$ 6,135,539	$ 46,922	3.03%	$ 5,836,014	$ 30,831	2.10%
Time deposits (2)	6,889,267	84,038	4.84%	6,837,604	78,424	4.55%	6,330,422	59,682	3.74%
Repurchase agreements	852,918	9,827	4.57%	849,080	9,816	4.59%	897,772	7,229	3.19%
Federal funds purchased and other short-term borrowings	1,198,104	16,030	5.31%	1,509,855	20,338	5.34%	716,947	7,363	4.07%
Long-term debt (2)	2,526,515	36,730	5.78%	2,294,281	35,255	6.11%	2,211,414	29,274	5.26%
Total interest bearing liabilities	17,630,590	$195,684	4.41%	17,626,359	$190,755	4.30%	15,992,569	$134,379	3.33%
Noninterest bearing demand deposits	2,886,424			2,926,347			3,077,220		
Other liabilities (2)	171,297			140,766			136,284		
Total liabilities	20,688,311			20,693,472			19,206,073		
Shareholders' equity	2,045,179			1,997,896			1,914,198		
Total liabilities and shareholders' equity	$22,733,490			$22,691,368			$21,120,271		
Rate differential			2.86%			2.96%			3.29%
Net yield on interest-earning assets		$184,793	3.53%		$190,847	3.64%		$186,888	3.85%

(1) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2) Unrealized gains(losses) on available for sale securities and the adjustments for mark to market valuations on hedged assets and liabilities have been classified in either nonearning assets or other liabilities.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

AVERAGE VOLUME AND RATES (unaudited) (Dollars in thousands)	Twelve Months Ended December 31,					
	2006			2005		
	Average Volume	Interest	Rate	Average Volume	Interest	Rate
Assets:						
Loans, excluding mortgage warehouse loans, net of unearned income (2)	$14,991,675	$1,141,971	7.62%	$13,411,323	$ 894,545	6.67%
Mortgage warehouse loans	348,024	23,946	6.88%	728,057	38,526	5.29%
Loans held for sale (2)	1,374,115	92,921	6.76%	823,177	46,247	5.62%
Investment securities and securities available for sale (2)	3,014,453	153,383	5.09%	3,400,782	155,829	4.58%
Securities purchased under agreements to resell	592,840	40,176	6.78%	489,688	25,329	5.17%
Other interest earning assets	88,799	4,434	4.99%	90,484	3,034	3.35%
Total interest earning assets (1)	20,409,906	$1,456,831	7.14%	18,943,511	$1,163,510	6.14%
Nonearning assets (2)	1,827,784			1,738,799		
Total assets	$22,237,690			$20,682,310		
Liabilities and Shareholders' Equity:						
Interest bearing non-time deposits	$ 6,110,866	$ 171,560	2.81%	$ 5,583,038	$ 90,635	1.62%
Time deposits (2)	6,708,168	297,729	4.44%	5,443,983	182,898	3.36%
Repurchase agreements	867,534	37,327	4.30%	878,371	20,518	2.34%
Federal funds purchased and other short-term borrowings	1,119,169	57,464	5.13%	1,760,970	54,877	3.12%
Long-term debt (2)	2,324,505	136,237	5.86%	2,153,881	103,906	4.82%
Total interest bearing liabilities	17,130,242	$ 700,317	4.09%	15,820,243	$ 452,834	2.86%
Noninterest bearing demand deposits	2,969,285			2,960,504		
Other liabilities (2)	145,391			122,482		
Total liabilities	20,244,918			18,903,229		
Shareholders' equity	1,992,772			1,779,081		
Total liabilities and shareholders' equity	$22,237,690			$20,682,310		
Rate differential			3.05%			3.28%
Net yield on interest-earning assets		$ 756,514	3.71%		$ 710,676	3.75%

(1) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(2) Unrealized gains(losses) on available for sale securities and the adjustments for mark to market valuations on hedged assets and liabilities have been classified in either nonearning assets or other liabilities.

THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

ASSET QUALITY RATIOS	Dec 31, 2006	Sept 30, 2006	June 30, 2006	March 31, 2006	Dec 31, 2005
Period end:					
Allowance as a percent of net loans	1.13%	1.14%	1.14%	1.14%	1.15%
Total nonperforming assets as a percent of net loans and nonperforming assets	0.16%	0.10%	0.18%	0.24%	0.21%
Allowance as a percent of nonperforming assets	695%	1120%	649%	468%	536%
Allowance as a percent of nonperforming loans	1247%	1366%	802%	519%	662%
Net charge-offs as a percent of average net loans:					
Quarter to date (annualized)	0.12%	0.06%	0.04%	0.26%	0.09%
Year to date (annualized)	0.12%	0.12%	0.15%	0.26%	0.14%

NONPERFORMING ASSETS (Dollars in thousands)	Dec 31, 2006	Sept 30, 2006	June 30, 2006	March 31, 2006	Dec 31, 2005
Nonaccrual loans	$14,025	$12,765	$21,957	$33,287	$25,668
Restructured loans	—	128	137	145	155
Total nonperforming loans	14,025	12,893	22,094	33,432	25,823
Other real estate owned	1,869	2,826	5,208	3,633	6,108
Loans held for sale	9,255	—	—	—	—
Total nonperforming assets	$25,149	$15,719	$27,302	$37,065	$31,931
Aggregate loans contractually past due 90 days for which interest is being accrued	$ 8,138	$ 6,875	$ 8,608	$ 8,384	$10,283
Total charge-offs	$ 6,301	$ 6,809	$ 4,533	$13,136	$ 4,492
Total recoveries	(1,634)	(4,337)	(3,090)	(3,375)	(1,327)
Net charge-offs:					
Quarter to date	$ 4,667	$ 2,472	$ 1,443	$ 9,761	$ 3,165
Year to date	$18,343	$13,676	$11,204	$ 9,761	$19,211

RECONCILIATION OF CERTAIN FINANCIAL MEASURES (Dollars in thousands)	2006	2005	% Change	4th Qtr. 2006	4th Qtr. 2005	% Change
Average organic deposit growth:						
Average deposits	$15,788,319	$13,987,524	13%	$15,939,476	$15,243,656	5%
Excluding:						
Brokered deposits	(579,772)	(506,377)		(437,413)	(902,359)	
Impact of acquisitions	—	387,503		—	—	
Impact of branch sales	—	(389,505)		—	(167,343)	
Average deposits as adjusted	$15,208,547	$13,479,145	13%	$15,502,063	$14,173,954	9%

Mortgage warehouse assets under management:	Dec 31, 2006	Dec 31, 2005	% Change
Securities purchased under agreements to resell	$ 605,937	$ 589,902	3%
Loans held for sale	1,422,980	1,058,082	34%
Mortgage warehouse loans	281,693	483,701	-42%
Total mortgage warehouse assets on balance sheet	2,310,610	2,131,685	8%
Interests sold	2,000,000	1,500,000	33%
Total mortgage warehouse assets under management	$ 4,310,610	$3,631,685	19%

Exhibit 99.2



2006 and Fourth Quarter 2006
Earnings Overview



Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current and future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

2006 Highlights

➢ **Strong Earnings Per Share of $1.72, up 13% over 2005**

➢ **Strong Earnings Per Share of $0.43 for the fourth quarter, up 8% over 2005**

➢ **Record Net Income of $266 million for 2006, up 16% over 2005**

➢ **Excellent Credit Quality – Net Charge-Offs of 0.12%; nonperforming assets ratio of 0.16%**

➢ **Net Interest Income increased 6% over 2005**

➢ **Strong Organic Average Deposit Growth of 13%[1] over 2005**

➢ **Strong Period End Loan Growth of 5%[2] over 2005**

➢ ***Forbes* Platinum 400 List of Best Large Companies in America**

[1]Excluding acquisitions, sale of branches and brokered deposits
[2]Excluding Mortgage Warehouse Lending

In the Right Places

➤ **69%[1] of Colonial's Deposits are in three of the four fastest growing states in the U.S* - Florida, Georgia and Nevada**

➤ **Branches, Assets and Deposits by State at 12/31/06 are as follows:**

305 Branches



AL 92
FL 166
GA 18
NV 15
TX 14

$22.8 Billion in Assets



AL 18%
GA 6%
TX 6%
NV 4%
Corp 10%
FL 56%

$16 Billion in Deposits



AL 24%
GA 5%
TX 4%
NV 5%
Corp 3%
FL 59%



[1]At 12/31/06
*Population change from 2000-2005
Source: US Census Bureau

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Superior Projected Population Growth

2006 - 2011 Population Growth	
Colonial BancGroup, Inc.	**11.92 %**
SunTrust Banks, Inc.	10.50
South Financial Group, Inc.	9.90
Compass Bancshares, Inc.	9.88
Synovus Financial Corp.	8.99
Wachovia Corporation	8.61
BB&T Corporation	7.94
Whitney Holding Corporation	7.38
Bank of America Corporation	6.79
Regions Financial Corporation	6.69
Trustmark Corporation	5.21
BancorpSouth, Inc.	4.80
First Horizon National Corporation	4.42
Fifth Third Bancorp	4.30
Median	**7.66 %**
Low	**4.30**
High	**11.92**

Source: SNL Financial.

Deposit data as of 6/30/06.

Population growth deposit weighted by county.



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Florida Franchise

➢ **Florida, now the 4th most populous state in the U.S. with 18 million people, is projected to pass New York in total population by 2011***

➢ **5th largest commercial bank in Florida**

➢ **Florida at 12/31/06:**
  - 59% of Deposits in Florida – Total Deposits of $9.4 Billion
  - 56% of Assets in Florida – Total Assets of $12.8 Billion
  - 54% of Branches in Florida – Total Branches – 166

➢ **Strong loan and deposit growth**
  - Loans grew 7%[1] from 12/31/05
  - Average organic deposit growth for 2006 was 13% over 2005

➢ **Aggressive De Novo Branching Strategy**
  - Plan to open 15-25 branches over the next two years

*Source: SNL Financial
[1]Excluding Mortgage Warehouse Lending

Colonial BancGroup

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Florida Franchise and Current Population



PANHANDLE
Assets = $381 Million
Deposits = $49 Million
2 Branches

FLORIDA WEST COAST
Assets = $3.1 Billion
Deposits = $2.8 Billion
56 Branches

CENTRAL FLORIDA
Assets = $3.4 Billion
Deposits = $3.1 Billion
60 Branches

MORTGAGE WHSE.
Assets = $2.5 Billion
Deposits = $489 Million

SOUTH FLORIDA
Assets = $3.4 Billion
Deposits = $3.0 Billion
48 Branches

Current Population

2,500,000

500,000

100,000

● Current Branches   ▲ Planned Branches

7

Consistent Earnings Per Share Growth

(diluted)



5 Year CAGR = 10%

2001 - 2006

$1.06 — 2001
19%
$1.26 — 2002
(8)%
$1.16 — 2003
13%
$1.31 — 2004
16%
$1.52 — 2005
13%
$1.72 — 2006

$0.40 — 4Q05
8%
$0.43 — 4Q06

Colonial BancGroup

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8

Net Interest Income

($ in millions)



79%

3 Year CAGR = 15%

2003 - 2006

	2001	2002	2003	2004	2005	2006		4Q05	4Q06
	$422	$455	$495	$567	$709	$755		$187	$184
Net Interest Margin	3.57%	3.55%	3.38%	3.52%	3.75%	3.71%		3.85%	3.53%

8%   9%   15%   25%   6%

Colonial BancGroup

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Net Interest Income and Margin

($ in millions)

		Tax Equivalent NII	NIM
3Q06	$	190.8	3.64%
Deposit Mix Change		(3.1)	-0.06%
Spread Compression on Earning Assets		(2.9)	-0.05%
4Q06	$	184.8	3.53%

Colonial BancGroup

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Average Deposits

($ in millions)

87%

3 Year CAGR = 19%

2003 - 2006

2001	$8,433
2002	$8,734
2003	$9,419
2004	$10,862
2005	$13,988
2006	$15,788

4% 8% 15% 29% 13%

13%[1]

4Q05	$15,244
3Q06	$15,899
4Q06	$15,939

5%

9%[1]



[1]Excluding acquisitions, sale of branches, and brokered deposits

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11

Noninterest Income

($ in millions)

	4Q06	3Q06	4Q05	% Change 3Q06	4Q05	2006 v. 2005
Service charges on deposit accounts	$ 18.9	$ 16.6	$ 14.5	14%	30%	12%
Electronic banking	4.4	4.5	4.0	-2%	10%	12%
Other retail banking fees	3.5	3.6	3.3	-3%	6%	3%
Retail Banking Fees	26.8	24.7	21.8	9%	23%	10%
Financial planning services	3.3	3.9	2.6	-15%	27%	7%
Mortgage banking	3.7	3.2	2.8	16%	32%	11%
Mortgage warehouse fees	6.9	6.1	6.8	13%	1%	57%
Bank-owned life insurance	3.8	4.2	3.5	-10%	9%	14%
Goldleaf income	-	-	2.7	nm	nm	nm
Net cash settlement of swap derivatives	-	-	1.5	nm	nm	nm
Other income	4.9	3.7	1.9	32%	158%	23%
Core Noninterest Income	49.4	45.8	43.6	8%	13%	3%
Securities and derivatives gains (losses), net	0.4	0.2	(20.0)			
Change in fair value of derivatives	-	-	(6.7)			
Gain on sale of branches and other	-	-	27.4			
Total Noninterest Income	$ 49.8	$ 46.0	$ 44.3	8%	12%	8%
Annualized Noninterest Income to Average Assets (1)	0.86%	0.80%	0.82%			
Noninterest Income to Total Revenue (1)	21.1%	19.4%	18.9%			

Colonial BancGroup

(1) Core noninterest income was used in the calculation
nm – not meaningful

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Noninterest Expense

($ in millions)

	4Q06	3Q06	4Q05	% Change 3Q06	% Change 4Q05	2006 v. 2005
Salaries and employee benefits	$ 67.8	$ 72.5	$ 66.6	-6%	2%	7%
Occupancy expense of bank premises, net	18.2	17.2	17.4	6%	5%	7%
Furniture and equipment expense	13.0	12.3	11.8	6%	10%	11%
Professional services	5.4	4.3	6.9	26%	-22%	-14%
Amortization of intangibles	3.1	3.1	3.1	-	-	6%
Advertising	2.5	2.3	3.7	9%	-32%	-11%
Communications	2.9	2.8	2.6	4%	12%	5%
Electronic banking expense	1.7	1.6	1.4	6%	21%	3%
Merger related expenses	-	-	0.4	nm	nm	nm
Operating supplies	1.2	1.2	1.6	-	-25%	-5%
Other expense and losses on early ext. of debt	14.7	14.7	17.0	-	-14%	-20%
Total Noninterest Expense	$130.5	$132.0	$132.5	-1%	-1%	1%
Efficiency Ratio (1)	55.73%	55.77%	57.48%			
Annualized Noninterest Expense to Average Assets	2.30%	2.33%	2.51%			

(1) Core noninterest income was used in the calculation, see components of core noninterest income on Noninterest Income slide

nm – not meaningful

Colonial BancGroup

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Excellent Credit Quality

➤ **Nonperforming Assets Ratio continues to be low at 0.16% as of 12/31/06**

- Nonperforming Assets were $25 million at 12/31/06 down $6.8 million, or 21%, from 12/31/05

➤ **Net Charge-Off Ratio was 0.12% of average loans for the year and the 4th quarter of 2006**

➤ **Allowance for loan losses was 1.13% of total loans**

Colonial BancGroup

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Summary

➢ **Double Digit EPS Growth of 13% over 2005**

➢ **Excellent Credit Quality**

➢ **Solid Loan Growth of 5%[1]**

➢ **Strong Organic Average Deposit Growth of 13%[2]**

➢ **Retail banking revenues increased 10% over 2005**

➢ **Increased quarterly dividend to $0.1875 per share 1Q07, a 10% increase over the 4Q06 dividend of $0.17 per share**

➢ **Total Shareholder Return**

	Total	Annualized
1 Year	11%	11%
2 Year	28%	13%
3 Year	62%	17%
5 Year	115%	17%

[1] Excluding Mortgage Warehouse Lending
[2] Excluding acquisitions, sale of branches and brokered deposits

Colonial BancGroup

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15

Solid Dividend Growth

17 YEARS OF INCREASED DIVIDENDS



*Estimated

Supplemental Information

Average Balance Sheet

($ in millions)

	2006	2005	% Change
Earning Assets	$ 20,410	$ 18,944	8%
Loans, excluding MWL	14,992	13,411	12%
MWL Assets (1)	2,277	2,002	14%
MWL Managed Assets (2)	3,958	2,860	38%
Securities	3,014	3,401	-11%
Total Assets	22,238	20,682	8%
Assets Under Management	23,919	21,540	11%
Total Deposits	15,788	13,988	13%
Noninterest Bearing Deposits	2,969	2,961	-
Interest Bearing Transaction Accounts	6,111	5,583	9%
Time Deposits	6,708	5,444	23%
Shareholders' Equity	1,993	1,779	12%

(1) Includes loans, loans held for sale and securities purchased under agreements to resell
(2) Includes MWL assets and assets securitized



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Average Balance Sheet

($ in millions)

	4Q06	3Q06	4Q05	% Change 3Q06	% Change 4Q05
Earning Assets	$ 20,813	$ 20,886	$ 19,298	-	8%
Loans, excluding MWL	15,211	15,167	14,212	-	7%
MWL Assets (1)	2,269	2,569	1,998	-12%	14%
MWL Managed Assets (2)	4,269	4,286	3,498	-1%	22%
Securities	3,169	3,035	2,965	4%	7%
Total Assets	22,733	22,691	21,120	-	8%
Assets Under Management	24,733	24,408	22,620	1%	9%
Total Deposits	15,939	15,899	15,244	-	5%
Noninterest Bearing Deposits	2,886	2,926	3,077	-1%	-6%
Interest Bearing Transaction Accounts	6,164	6,136	5,836	-	6%
Time Deposits	6,889	6,838	6,330	1%	9%
Shareholders' Equity	2,045	1,998	1,914	2%	7%



(1) Includes loans, loans held for sale and securities purchased under agreements to resell
(2) Includes MWL assets and assets securitized

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NPAs Consistently Below Industry

(as originally reported)

Legend:
- All FDIC Insured Commercial Banks
- Colonial BancGroup

RECORD LOW FOR YEAR END

16 bps

Colonial BancGroup values by year:
- '92: 1.17%
- '93: 1.25%
- '94: 0.85%
- '95: 0.78%
- '96: 0.84%
- '97: 0.71%
- '98: 0.60%
- '99: 0.55%
- '00: 0.54%
- '01: 0.64%
- '02: 0.78%
- '03: 0.65%
- '04: 0.29%
- '05: 0.21%
- '06: 0.16%



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20

Net Charge-Offs/Average Loans

(as originally reported)



*Source: KBW